Insider Trading Prohibited Policy (Global)
CORPORATE LEGAL	Policy Owner: General Counsel
	Effective Date: January 30, 2008	Revised Date: May 9, 2024

1.POLICY APPLICATION AND PURPOSE
1.1.Application. This Policy applies to employees and personnel associated with Regal Rexnord Corporation, its controlled affiliates and subsidiaries (alternatively referred to herein as "Company" or "Regal Rexnord" and meant to include the people in all business segments, organizational functions, subsidiaries, business units, plants, locations and offices worldwide).
1.2.Background & Purpose. The common stock of Regal Rexnord Corporation is traded on the New York Stock Exchange. As a result, US securities laws impose certain important restrictions and limitations on transactions in Regal Rexnord common stock. A violation of those laws would damage the business and reputation of Regal Rexnord, and a violation of these restrictions by employees, directors or officers of the Company or any of its subsidiaries or affiliates (collectively, “Regal Rexnord personnel”) may subject those people and Regal Rexnord to serious criminal and civil liabilities and sanctions.
2.POLICY PROVISIONS
2.1.Material Nonpublic Information. Any information, positive or negative, that might be important to a reasonable investor in determining whether to buy, sell, or hold stock, and that has not been made available to the general public by press release or otherwise, could be considered material nonpublic information (often referred to as inside information). Some examples of material nonpublic information include information regarding a potential significant acquisition of another business or property, internal financial or reserve information, a potential significant new contract (or loss of an existing significant contract), transactions in our own securities, or an important financing transaction. (The examples do not include all possible items and are intended as illustrative only.)
2.2.Prohibition on Trading on Material Nonpublic Information; Prohibition on “Tipping.” Regal Rexnord personnel who become aware of material nonpublic information relating to Regal Rexnord, any family members or other persons that reside in the home of such personnel, any person whose trades are subject to direction by such personnel and any entity controlled by such personnel, are prohibited from effecting transactions in Regal Rexnord stock. In addition, the Company is prohibited from effecting transactions in Regal Rexnord stock on the basis of material nonpublic information. The prohibition described herein includes, for both the individual insider or the Company, the adoption of or changes to a Rule 10b5-1 plan. The prohibition on effecting transactions in Regal Rexnord stock generally remains in place until the second business day following the day Regal Rexnord makes the material nonpublic information available to the general public or determines it is no longer material information. In addition, Regal Rexnord personnel who become aware, in the course of their employment or service with the Company, of any material nonpublic information relating to any other company with which Regal Rexnord does business may not share that information, or effect transactions in the other company’s securities, until the information becomes public or is no longer material. Similarly, Regal Rexnord personnel may not recommend or suggest that someone transact (commonly referred to as “tipping”) in Regal Rexnord common stock while aware of any material nonpublic information relating to Regal Rexnord, nor the securities of another company while aware of any material nonpublic information about that company.
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2.3.Confidentiality of Material Nonpublic Information. Material nonpublic information is confidential and, as with all nonpublic information relating to the Company, must not be shared outside Regal Rexnord or to others in the Company who are unaware of or do not need to know such information without approval.
2.4.Prohibition on Short Sales, Pledging and Certain Derivative and Hedging Transactions. A "short sale" is a sale of a stock which is not owned at the time of sale or, if owned, one that will not be delivered for a period greater than twenty days after the sale. Regal Rexnord personnel may not engage in short sales of Regal Rexnord securities. Regal Rexnord personnel are also prohibited from holding Regal Rexnord securities in a margin account or otherwise pledging Regal Rexnord securities as collateral for a loan. Further, Regal Rexnord personnel may not engage in transactions in put options, call options or other derivative securities, or hedging transactions with respect to Regal Rexnord securities. An exception to this prohibition may be granted with prior written approval from the Company’s General Counsel if there are legitimate tax or other objectives.
2.5.Application of the Policy to Bona Fide Gifts. Bona fide gifts are subject to the restrictions in this policy.
2.6.Certain Officers, Directors and Key Operational and Financial Staff Subject to Additional Restrictions. Section 16 officers and directors, as well as other executives and key operational and financial employees who receive notice from Regal Rexnord as to this designation (“Deemed Insiders”), will provide the Company with an annual certification in a form similar to Appendix 1, to this policy. Such certification may, in part, modify certain of the provisions of this policy.
2.7.Post-termination Transactions. The restrictions imposed by this policy and the annual certification with respect to Deemed Insiders will continue to apply after the termination of employment or service until the earlier of such period of time as such person is no longer aware of material nonpublic information or until the information has become public or is no longer material.
3.ASSOCIATED DOCUMENTS, POLICIES AND PROCEDURES (ADDITIONAL REQUIREMENTS)
3.1.Code of Business Conduct and Ethics
3.2.Appendix 1, Certification for Directors, Officers and Key Operational and Financial Staff
4.REGAL REXNORD RESOURCES AND QUESTIONS
4.1.If you have any questions about what this policy means, or your responsibilities with regard to trading in Regal Rexnord stock, before you act, ask for clarification and guidance from the Company’s General Counsel (hugo.dubovoy@regalrexnord.com). Do not try to resolve uncertainties on your own. Although this policy is expressly not intended to result in additional legal liabilities that would not otherwise exist, failure to observe it and any associated procedures will be considered a matter of extreme seriousness and may be grounds for discipline up to and including termination with cause.

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Insider Trading Prohibited (Global Policy) Appendix 1
CORPORATE LEGAL	Policy Owner: General Counsel
	Effective Date: November 4, 2021	Revised Date: April 24, 2023

The undersigned director, officer, or other designated key associate of Regal Rexnord Corporation or one or more of its affiliates or subsidiaries (collectively, “Regal Rexnord”) certifies that he or she (the “Deemed Insider”) has carefully read Regal Rexnord policy, 100.104 Insider Trading Prohibited (Global Policy), (the “Policy”), and agrees that (i) he or she complies and will continue to comply with all of the provisions of the Policy, and (ii) in addition to the provisions of the Policy, he or she will comply with the window period and pre-clearance requirements and the other restrictions described in this certificate.
1.Open Window Period. A Deemed Insider may only effect transactions in Regal Rexnord stock during an “open window period” (unless he or she is then in possession of material nonpublic information concerning Regal Rexnord, in which case he or she remains prohibited from effecting transactions even during the open window period). An open window period generally will begin on the business day following the second full business day after Regal Rexnord makes a press release announcing its quarterly or annual financial results. For example, in a typical five business day week, when Regal Rexnord makes a press release on a Monday night or Tuesday morning, before the market opens, the open window period will begin on Thursday. Each open window period generally lasts fifteen business days unless modified by Regal Rexnord. Regal Rexnord’s General Counsel will communicate to Deemed Insiders the beginning and ending dates of each open window period.
2.Pre-Clearance. Each Deemed Insider must pre-clear his or her contemplated Regal Rexnord stock transactions (including, without limitation, non-sale transactions, such as gifts and transfers to or from a trust) with the General Counsel at least one business day before the proposed transaction. The pre-clearance requirement also applies to transactions in Regal Rexnord stock by the Deemed Insider’s spouse, minor children and relatives who share the home.
3.Other Restrictions. In addition to the restrictions and limitations described above, Deemed Insiders may not effect short sales, use or pledge Regal Rexnord stock as collateral, or engage in derivative or hedging transactions with respect to Regal Rexnord stock. These types of prohibitions are described as follows:
a.Short Sale. A “short sale” is a sale of a stock which is not owned at the time of sale or, if owned, one that will not be delivered for a period greater than twenty days after the sale. This type of transaction is viewed by many as involving a conflict of interest for the seller or a “bet against the company.”
b.Pledging or Use of Regal Rexnord Stock as Collateral for Margin Accounts or Otherwise. Transactions using Regal Rexnord stock as collateral with respect to a margin account maintained by a broker when disposing of securities held as collateral for a margin account could, among other things, result in an inadvertent violation of the prohibition against sales while in possession of material nonpublic information. For similar reasons, any pledge or other transaction that could result in stock being sold without your ability to control the timing of the sale is prohibited.
c.Derivatives; Hedging. Regal Rexnord personnel may not engage in transactions in put options, call options or other derivative securities, or hedging transactions with respect to Regal Rexnord securities.
4.Other Considerations. With respect to the open window period requirement and the pre-clearance of trades, the undersigned will consider the following before trading:
a.Stock Option Exercises: Stock option exercises, other than those which also involve the sale of Regal Rexnord stock in the market (e.g., a cashless exercise with a broker), or the exercise of stock appreciation rights, will not be subject to the window period requirement or pre-clearance policy. However, sale of Regal
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Rexnord stock received (net of taxes) upon such exercise is subject to the open window period requirement and pre-clearance policy.
b.Rule 10b5-1 Plan Transactions. Transactions in Regal Rexnord’s stock that are effected pursuant to a properly structured Rule 10b5-1 plan approved by Regal Rexnord’s General Counsel are not subject to the open window period requirement or pre-clearance policy. However, the adoption of a Rule 10b5-1 plan and any changes to an existing Rule 10b5-1 plan may only occur during an open window period and are subject to the pre-clearance policy, and such plan must comply with the federal securities laws as determined by the General Counsel.
Specifically, the Deemed Insider must adopt the Rule 10b5-1 plan (a) during an open window period, and (b) and at a time when the Deemed Insider is not aware of any material nonpublic information. The Deemed Insider must act in good faith with respect to the Rule 10b5-1 plan, and not use it as part of a scheme to evade the general prohibition against insider trading.
Other than a Rule 10b5-1 plan adopted by the Company itself, the Deemed Insider’s Rule 10b5-1 plan must provide for a waiting period between the date of signing and the earliest possible trade date under the plan (a “cooling-off period”). The required cooling-off period for directors and Section 16 filing officers is the later of (a) ninety (90) days, or (b) two business days following the filing of the Form 10-Q or Form 10-K for the fiscal quarter in which the Plan was adopted, subject to a maximum of 120 days; the cooling-off period for others is thirty (30) days.
Deemed Insiders may not have more than one Rule 10b5-1 plan in place at the same time, other than:
•Contracts with multiple brokers – A series of separate contracts with different broker-dealers or other agents may be treated as a single trading plan if, when taken as a whole, it meets the applicable conditions of and remains collectively subject to Rule 10b5-1.
•Later-commencing plans – A Deemed Insider may maintain separate Rule 10b5-1 plans at the same time so long as trading under the later-commencing Rule 10b5-1 plan is not authorized to begin until after all trades under the earlier-commencing trading plan are completed or expired without execution.
•Sell-to-cover plans – A Deemed Insider may enter into additional Rule 10b5-1 plans that only authorize qualified “sell-to-cover” transactions to satisfy tax withholding obligations at the time an equity award vests and the person does not otherwise exercise control over the timing of such sales.
Only once during any 12-month period may a Deemed Insider rely on the Rule 10b5-1 affirmative defense for a single-trade plan (one designed to effect the purchase or sale of the total amount of the securities subject to the plan as a single transaction) with the exception of “sell-to-cover” plans as described above. The determination of whether a Rule 10b5-1 plan constitutes a single-trade plan pursuant to the exception provided in Rule 10b5-1 will be made by the General Counsel in his or her sole determination.
The undersigned understands that neither the open window period requirement nor the pre-clearance requirement protects him or her from liability if he or she effects a transaction in Regal Rexnord stock when he or she is in possession of material nonpublic information.

Signature     __________________________________
Printed Name    __________________________________
Title        __________________________________
Date        ______________________________________

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